SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                     --------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     --------------------------------------
                    (Address of principal executive offices)


                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X         Form 40-F
                                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X
                                          ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated August 16, 2002, announcing that the Company will hold a live video web cast and telephone conference call at 8:30 a.m. (EST) on August 21, 2002, to present its second-quarter results for the period ended June 30, 2002.

News Release

FOR IMMEDIATE RELEASE

               WORLD HEART CORPORATION TO WEB CAST PRESENTATION OF
                   SECOND QUARTER RESULTS AND CORPORATE UPDATE

OTTAWA - August 16, 2002 (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation (WorldHeart) will hold a live video web cast and telephone conference call to present its second-quarter results for the period ended June 30, 2002 and provide a corporate update.

The results will be released via Canada NewsWire and PR Newswire at approximately 7:30 a.m. (EST) on August 21, and will be followed by the simultaneous video web cast and conference call at 8:30 a.m. (EST). Dr. Tofy Mussivand, Chairman and Chief Scientific Officer, and Rod Bryden, President and CEO will host the presentation and question and answer session.

To participate in the conference call, please call 1-888-433-1680 ten minutes before the call begins. A recording of the presentation and question period will be available for review starting at 10:30 a.m (EST) on August 21, 2002. The archived recording can be accessed by dialing 1-800-558-5253 and entering reservation number 20788148. It will be available until midnight on September 21, 2002.

The video web cast can be accessed via the homepage of www.worldheart.com at 8:30 a.m. on August 21st and will be available for review under both the "What's New" and "Financial and Investor Information" sections of the same site. Please note, that viewers will not be able to ask questions via the web.

World Heart Corporation is an Ottawa and Oakland-based, global medical technology company focused on the development and commercialization of fully-implantable, pulsatile Ventricular Assist Devices (VAD).

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

For more information, please contact:
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Head Office Contacts:
Media                                    Investors & Financial Community
Michelle Banning                         Ian Malone
Manager, Corporate Communications        Vice-President, Finance
(613) 226-4278, ext: 2995                (613) 226-4278 x 2300
michelle.banning@worldheart.com          ian.malone@worldheart.com

United States contact: The Investor Relations Group, Gino De Jesus or Dian Griesel, (212) 825-3210

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    World Heart Corporation


     Date: August 16, 2002              By: /s/ Ian Malone
                                           ----------------------------------
                                           Name:   Ian Malone
                                           Title   Vice President Finance and
                                                   Chief Financial Officer